United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

Vale pays extraordinary dividend
Rio de Janeiro, January 14, 2011 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of the extraordinary dividend to shareholders amounting to US$ 1 billion (R$ 1,670,100,000.00), equivalent to US$ 0.191634056 (R$ 0.320048038) per outstanding common or preferred share (5,218,279,144).
Vale’s Executive Board proposal for the dividend to be paid to its shareholders was publicly disclosed on September 23 and December 30, 2010.
Form of payment
The extraordinary dividend will be made as follows:
1.	Distribution of R$ 1,670,100,000.00 equivalent to R$ 0.320048038 per outstanding common or preferred share, in the form of interest on capital.
The values were obtained from the conversion of the US dollar value into Brazilian reais using the exchange rate for the sale of US dollar (Ptax — option 5 code), as informed by the Central Bank of Brazil on January 13, 2011, of R$ 1.6701 per US dollar, as announced on September 23 and December 30, 2010.
2.
The payment will be made from January 31, 2011 onwards. The holders of American Depositary Receipts (ADRs) and Hong Kong Depositary Receipts (HDRs) will receive the payment through JP Morgan, as the depositary agent, on February 7 and 9, 2011, respectively. A withholding income tax will be levied on the amount distributed as interest on capital, in accordance with prevailing tax code in Brazil.

3.
The record date for the owners of shares traded on the BM&F Bovespa is January 14, 2011. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris is January 19, 2011 and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) is at the close of business in Hong Kong on January 19, 2011. All shareholders on these respective record dates will have the right to the dividend payment.

4.	Vale shares will start trading ex-dividend on NYSE and Euronext Paris as of January 14, 2011, on BM&F Bovespa as of January 17, 2011, and on HKEx as of January 18, 2011.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: January 14, 2011	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations